Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1901

(212) 818-8800

facsimile	direct dial number
(212) 818-8881	(212) 818-8638
email address
jgallant@graubard.com

February 4, 2008

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Anne Nguyen Parker

Re:	North Asia Investment Corporation

Registration Statement on Form S-1

Filed December 28, 2007

File No. 333-148378

Dear Ms. Parker:

On behalf of North Asia Investment Corporation (the “Company”), we respond as follows to the Staff’s comment letter, dated January 24, 2008, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to Sean Donahue of your office.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

General

1.	Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Duly noted.

2.	Prior to effectiveness, please have a representative from the American Stock Exchange or AMEX call the staff to confirm that your securities have been approved for listing. In addition, please supplement your disclosure on page 80 regarding your compliance with AMEX listing standards and applicable Commission rules and regulations with respect to the identity of independent directors and required board committee members.

Securities and Exchange Commission

February 4, 2008

Prior to effectiveness, we will have a representative from the American Stock Exchange call the Staff to confirm that the Company’s securities have been approved for listing. We have revised the disclosure on page 86 of the Registration Statement to provide the identity of the independent directors and board committee members to assure compliance with applicable American Stock Exchange listing standards and Commission rules and regulations as requested.

3.	Please inform us supplementally if the amount of compensation allowable or payable to the underwriter has received clearance by the Financial Industry Regulatory Authority (formerly the NASD). In addition, prior to effectiveness of’ the registration statement, please provide the staff with the copy of the no objections letter you receive from FINRA.

We supplementally advise the Staff that the underwriting arrangements are currently being reviewed by the Financial Industry Regulatory Authority (“FINRA”) and have not been cleared by FINRA at this time. Prior to the effectiveness of the Registration Statement, we will provide you with a copy of the FINRA “no-objection” letter or arrange for a call to you from FINRA once FINRA has stated that it has no objections regarding the underwriting arrangements in this offering.

4.	We note that you have not filed most of your exhibits. Please submit all material exhibits in order to facilitate our review of your filing. We may have further comment upon our review.

Duly noted. We will file all material exhibits as soon as possible.

5.	As you may know, there are updating provisions in Rule 3-12 of Regulation S-X that you may need to consider if your registration statement is not declared effective by February 14, 2008.

Duly noted. The Company has determined to change its fiscal year end to June 30 and has reflected such change, and the reason therefor, in the financial statements.

Redemption, page 5

6.	Please discuss whether the underwriter has the right to consent before the company can exercise its redemption right, and if so, discuss in the appropriate section the conflicts of interest that result from such right.

We have revised the disclosure on pages 5 and 97 of the Registration Statement to indicate that the Company does not need to obtain the consent of the underwriters to call the warrants for redemption.

Securities and Exchange Commission

February 4, 2008

Limited Payments to Insiders, page 9

7.	You disclose that you will not pay any fees, reimbursements, or cash payments to your insiders in connection with your activities leading up to, and including, your business combination. Please revise to clarify whether this statement is designed to encompass all forms of compensation — such as stock, options, etc.

We have revised the disclosures on pages 9, 70 and 85 of the Registration Statement as requested.

Conversion rights for shareholders voting to reject the extended period…, page 13

8.	In this section, please clarify whether there are any specific requirements that shareholders tender their shares, provide certificated shares or meet other timely requirements either before or after a meeting to vote on a proposed business combination, and how shareholders will be notified of these requirements.

We have added the disclosure on page 14 of the Registration Statement as requested.

Liquidation if no business combination, page 15

9.	Please disclose any liabilities and obligations that will not be covered by the sponsors.

We have revised the disclosure on pages 15 and 77 of the Registration Statement as requested.

Risk factors, page 18

10.	Please avoid statements that mitigate the risk you present. For example, rather than stating that “we cannot assure” or “there is no guarantee” of a particular outcome, delete such language and state the extent of each risk plainly and directly. In addition, clauses that begin with “however” also require revision.

We have revised the disclosure in the “Risk Factor” section to remove mitigating language as requested.

11.	Eliminate generic risks that apply to all public or all newly-public companies, including the risk factor titled “Compliance with the Sarbanes-Oxley Act of 2002.”

We have revised the disclosure in the “Risk Factor” section to remove all generic risks that apply to all public or all newly public companies as requested.

Securities and Exchange Commission

February 4, 2008

Because there are numerous companies., page 19

12.	If known or reasonably obtainable, please disclose the number of blank check companies that have dissolved prior to finding an acquisition target and/or are currently in the process of dissolving. In addition, indicate the aggregate amount of funds raised by the blank check companies that have completed their initial public offerings and the aggregate amount of funds sought to be raised by the blank check companies currently in registration. Also, revise to indicate the number of blank check companies that have completed business combinations. Please ensure that you update this disclosure throughout the registration process.

We have revised the disclosure in the “Risk Factor” section titled “Because there are numerous companies with a business plan similar to ours seeking to effectuate a business combination, it may be more difficult for us to do so” on page 19 of the Registration Statement as requested.

Our ability to successfully effect a business combination., page 24

13.	Please specify the approximate percentage of professional time that your officers will devote to your business and affairs. Also, include sufficient detail in the biographical sketches to enable the reader to understand the amount of time your directors and part-time officers will devote to your business. State explicitly in the caption of this risk factor that they will devote most of their professional time to other businesses, if accurate. In this regard, we note your disclosure at page 83 stating that “our executive officers will spent [sic] at least 10 hours per week in identifying a suitable business combination.”

We have revised the disclosure on page 24 of the Registration Statement as requested. However, we believe the biographical sketches, together with our revised disclosure on pages 24 and 83 of the Registration Statement, currently enable a reader to understand the amount of time the Company’s directors and officers intend to devote to the Company’s business.

Our founders and sponsors have waived their rights, page 25

14.	Please revise to indicate that, because your existing shareholders have a lower cost basis in their investment, it allows them to profit from a business combination transaction even though the business combination transaction might be unprofitable for the public shareholders.

We have revised the disclosure on page 25 of the Registration Statement as requested.

Risks related to operations in ROK and PRC, page 34

15.	We note your disclosure in this section and throughout your filing regarding the risks that may result if your target business is located in the ROK or PRC. Please add a risk

Securities and Exchange Commission

February 4, 2008

factor indicating, if true, that although you intend to focus on identifying a prospective business in the ROK, or PRC, your target business may be located in another country, which would subject you to economic, social, legal and political risks specific to the other country.

We have revised the disclosure on page 33 of the Registration Statement as requested.

16.	We note your disclosure in this section regarding certain respects in which the ROK and PRC economies differ from the economies of most developed countries. Elsewhere in the document, provide additional detail to indicate for each such item how these economies differ. For example, indicate whether the amount of government involvement is more or less than in most developed countries.

We have revised the disclosure on page 35 of the Registration Statement as requested with respect to the Republic of Korea. We respectfully believe that the first risk factor under the heading “Business combinations in the PRC” on page 40 currently provides the requested information with respect to the People’s Republic of China.

Use of Proceeds, page 57

17.	Please revise the “working capital funded from net proceeds” portion of the Use of Proceeds table to address the repayment of the $100,000 loan made by Thomas Chan-Soo Kang.

As stated in the eighth paragraph of the “Use of Proceeds” section of the prospectus, the $100,000 loan made to the Company by Thomas Chan-Soo Kang was used by the Company to pay a portion of the expenses of this offering including the SEC registration fee, the FINRA filing fee, the non-refundable portion of the American Stock Exchange fee and accounting and legal expenses. As in previous offerings of this type reviewed by the Commission, these items have already been deducted from the gross proceeds of the offering as demonstrated in the Use of Proceeds table. As a result, the repayment of the loan is already contemplated and accounted for in the net proceeds of the offering and, as described in Note 1 to the “Use of Proceeds” table, as well as on page 56 and 64 of the Registration Statement, the Company will be repaying the loan following consummation of the offering from the proceeds of the offering not placed in the trust account. Since the net proceeds amount already contemplates the deduction of offering expenses paid for by the loan, further reducing the net proceeds by the repayment of the loan would double count such amounts and have the effect of artificially decreasing the net proceeds of the offering. Therefore, we respectfully do not believe any revision to the disclosure is required.

Securities and Exchange Commission

February 4, 2008

Established compensation deal-sourcing network, page 68

18.	We note your discussion of management’s deal sourcing capabilities. Please revise to specifically identify any affiliates of management that will play a role in finding targets for business combinations.

We have revised the disclosure on page 68 of the Registration Statement as requested.

Management, page 84

19.	Please include a statement indicating, if true, that none of your officers or directors currently resides within the United States.

We have revised the disclosure on page 85 of the Registration Statement as requested.

20.	Please clarify, in a separately captioned paragraph, whether there are any family relationships among your officers and directors.

We have revised the disclosure on page 85 of the Registration Statement as requested.

21.	Please provide a complete biographical sketch for each named individual for the past five years. For example, please include information regarding Mr. Han’s activities from December 2006 to the present.

We have revised the disclosure on page 85 of the Registration Statement as requested.

Executive Compensation, page 85

22.	You state that none of your executive officers has received any cash compensation for services rendered. Please revise to clarify that your discussion addresses all compensation awarded to, earned by or paid to the named executive officers and directors for all services rendered in all capacities.

We have revised the disclosure on page 85 off the Registration Statement as requested.

Conflicts of Interest, page 87

23.	According to the third bullet point on page 88, officers and directors are free to become affiliated with other blank check companies or entities engaged in similar business activities. Please clarify if officers and directors are free to immediately organize, promote, or become involved with blank check companies or entities engaged in similar business activities prior to the company identifying and acquiring a target business.

We have revised the disclosure on page 88 of the Registration Statement as requested.

Securities and Exchange Commission

February 4, 2008

Taxation, page 103

24.	Please revise to eliminate the language indicating that readers “should consult” with their own advisors, although you may suggest this course of action.

We have revised the disclosure on page 103 of the Registration Statement as requested.

25.	We note that at page 109 you disclose the adverse tax consequences of your Foreign Subsidiary being classified as a passive foreign investment company. Please clarify what will happen if your Foreign Subsidiary is not deemed to be a passive foreign investment company.

We have revised the disclosure on page 110 of the Registration Statement as requested.

Financial Statements, page F-2

Audit Opinion, page F-2

26.	We note that your audit report is not signed by your auditors. Please obtain and file an audit report from your auditors that complies with Rule 2-02(a)(2) of Regulation S-X. On a related point, please obtain a signed consent from your auditors and include it with an amendment to your filing.

We have filed with the Registration Statement a signed audit report complying with Rule 2-02(a)(2) of Regulation S-X and a signed auditor consent as requested.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant Jeffrey M. Gallant

cc: Thomas Chan-Soo Kang